Dreyfus New Jersey Municipal Money Market Fund, Inc.
Statement of Investments
April 30, 2005 (Unaudited)

Tax Exempt Investments--100.0%	Principal Amount ($)		Value ($)
Bayshore Regional Sewer Authority			
Sewer Revenue, Refunding			
5%, 5/1/2005 (Insured; MBIA)	1,100,000		1,100,106
Bergen County Improvement Authority, MFHR			
VRDN (Kentshire Apartments Project)			
3% (Insured; FNMA and Liquidity Facility; FNMA)	9,000,000	a	9,000,000
Bernards Township, GO Notes, BAN			
3%, 9/16/2005	2,000,000		2,005,650
Camden County Improvement Authority, VRDN:			
Health Care Redevelopment Revenue			
(Cooper Health System Project)			
3.10% (LOC; Commerce Bank N.A.)	7,000,000	a	7,000,000
Revenue (Congregation Beth-El)			
3.04% (LOC; Commerce Bank N.A.)	2,015,000	a	2,015,000
Cumberland County, GO Notes, BAN			
2.50%, 5/16/2005	10,500,000		10,502,367
Essex County Improvement Authority			
Private Schools Revenue, VRDN			
(The Children's Institute Project)			
3.06% (LOC; Wachovia Bank)	1,490,000	a	1,490,000
Hopatcong Borough, GO Notes, BAN			
3%, 9/23/2005	1,822,000		1,831,250
Hudson County, GO Notes, BAN			
3%, 9/21/2005	3,850,000		3,868,506
Jefferson Township, GO Notes, BAN			
3.25%, 2/3/2006	2,168,300		2,182,816
Middlesex County Improvement Authority, LR			
Guaranteed Capital Equipment Program			
2%, 6/15/2005	1,345,000		1,345,000
Monmouth County Improvement Authority			
LR, Refunding, Correctional Facilities			
4.375%, 8/1/2005	710,000		714,640
Township of Mount Laurel, GO Notes, BAN			
3%, 6/24/2005	1,300,000		1,302,362
State of New Jersey, GO Notes, TAN			
3%, 6/24/2005	20,920,000		20,945,255
New Jersey Economic Development Authority:			
Industrial Revenue, CP (Keystone/Logan)			
2.07%, 5/12/2005 (LOC; BNP Paribas)	5,000,000		5,000,000
LR, Refunding			
(State Office Buildings Project)			
3%, 6/15/2005 (Insured; FSA)	1,000,000		1,001,408
VRDN:			
EDR:			
(A. F. L. Quality Inc. Project)			
3.03% (LOC; Bank of America)	1,100,000	a	1,100,000
(Institute of Electrical Engineers)			
3.01% (LOC; Wachovia Bank)	2,675,000	a	2,675,000
(Kenwood USA Corp. Project)			
3% (LOC; The Bank of New York)	6,000,000	a	6,000,000
(Meridian Assisted Living Shrewsbury)			
3.03% (Insured; FNMA and Liquidity Facility;			
FNMA)	5,250,000	a	5,250,000
(Office Center Associates Project)			
3% (LOC; Bank of America)	1,800,000	a	1,800,000
(The Center School Project)			
3% (LOC; Bank of America)	1,200,000	a	1,200,000
Refunding:			

(Jewish Community Metropolitan West)			
3.01% (LOC; Wachovia Bank)	1,000,000	a	1,000,000
(Mount Olive Industry Realty Co.)			
3.05% (LOC; The Bank of New York)	4,000,000	a	4,000,000
(R. Realty Co. Project)			
3.01% (LOC; Wachovia Bank)	1,665,000	a	1,665,000
(Republic Services Inc. Project)			
3.03% (LOC; Bank of America)	2,000,000	a	2,000,000
(Stamato Realty LLC Project)			
3.05% (LOC; Valley National Bank)	4,130,000	a	4,130,000
(Superior Bakers Inc.)			
3% (LOC; PNC Bank N.A.)	2,135,000	a	2,135,000
Industrial Revenue:			
(Buchanan and Zweigle Project)			
3.11% (LOC; Wachovia Bank)	2,555,000	a	2,555,000
(Economic Growth Program):			
3.05%, Series D-1 (LOC; Wachovia Bank)	145,000	a	145,000
3.05%, Series E (LOC; Wachovia Bank)	1,000,000	a	1,000,000
(Falcon Safety Products Project)			
3% (LOC; PNC Bank N.A.)	2,670,000	a	2,670,000
(RFC Container Co. Inc.)			
3% (LOC; PNC Bank N.A.)	1,195,000	a	1,195,000
LR			
(Somerset Hills YMCA Project)			
3.04% (LOC; Commerce Bank N.A.)	4,000,000	a	4,000,000
Manufacturing Facilities Revenue			
(Rennoc Corp./Santa's Best Project)			
3% (LOC; ABN-AMRO)	1,105,000	a	1,105,000
Recreational Revenue			
(Young Men's Christian Association)			
3.06% (LOC; Wachovia Bank)	1,475,000	a	1,475,000
Revenues:			
(Catholic Charities)			
3.01% (LOC; Wachovia Bank)	1,415,000	a	1,415,000
(CPC Behavioral Health Care)			
3.06% (LOC; Wachovia Bank)	3,595,000	a	3,595,000
(Developmental Disabilities)			
3.06% (LOC; Wachovia Bank)	2,515,000	a	2,515,000
(Four Woodbury Mews Project)			
3.05% (LOC; Bank of America)	6,600,000	a	6,600,000
(Parke Place Associates Project)			
3.14% (LOC; Commerce Bank N.A.)	1,395,000	a	1,395,000
(Three Woodbury Mews Project)			
3.05% (LOC; Bank of America)	9,525,000	a	9,525,000
School Revenue:			
Refunding (Blair Academy)			
3.01% (LOC; Wachovia Bank)	5,540,000	a	5,540,000
(Stuart Country Day School)			
3.05% (LOC; Allied Irish Bank PLC)	5,200,000	a	5,200,000
Special Facilities Revenue			
(Port Newark Container LLC)			
3.02% (LOC; Citibank N.A.)	25,000,000	a	25,000,000
Thermal Energy Facilities Revenue			
(Thermal Energy Limited)			
3% (LOC; Bank One)	1,800,000	a	1,800,000
Water Facilities Revenue			
Refunding (United Water New Jersey Project)			
3.17% (Insured; AMBAC and Liquidity Facility;			
The Bank of New York)	1,865,000	a	1,865,000
New Jersey Health Care Facilities Financing Authority			
Revenue:			
Refunding (Saint Clare's Hospital)			
3%, 7/1/2005 (Insured; MBIA)	1,895,000		1,898,139
VRDN:			
(RWJ Health Care Corp.)			

3.05% (LOC; Commerce Bank N.A.)	25,680,000	a	25,680,000
(Saint Mary's Hospital)			
2.99% (LOC; Valley National Bank)	1,100,000	a	1,100,000
New Jersey Housing and Mortgage Finance Agency			
VRDN:			
Revenue, Merlots Program 3.10% (Insured; MBIA			
and Liquidity Facility; Wachovia Bank)	1,335,000	a	1,335,000
SFHR:			
3.09%	6,420,000	a	6,420,000
3.09% (Liquidity Facility; Dexia Credit Locale)	13,400,000	a	13,400,000
New Jersey Transit Corporation			
COP 5.25%, 9/15/2005 (Insured; AMBAC)	1,000,000		1,012,029
New Jersey Transportation Trust Fund Authority			
Revenue (Transportation System)			
6%, 12/15/2005 (Insured; MBIA)	1,000,000		1,022,145
New Jersey Turnpike Authority			
Turnpike Revenue, VRDN			
Merlots Program 3.05% (Insured; MBIA			
and Liquidity Facility; Wachovia Bank)	7,700,000	a	7,700,000
Newark Housing Authority, MFHR, VRDN			
3.12% (Liquidity Facility; Merrill Lynch)	4,560,000	a	4,560,000
North Plainfield, GO Notes, BAN			
3%, 6/29/2005	2,600,000		2,605,162
Passaic County Utilities Authority			
Sewer Revenue, Refunding			
(Solid Waste System Project) 3.25%, 2/27/2006	2,000,000		2,012,097
Paterson, GO Notes, BAN			
2.75%, 6/24/2005	10,000,000		10,012,339
Port Authority of New York and New Jersey:			
Special Obligation Revenue			
(John F. Kennedy International Air Terminal Project)			
6%, 12/1/2005 (Insured; MBIA)	4,655,000		4,754,686
Transportation Revenue, CP:			
3%, 5/3/2005 (Liquidity Facility: Bank of Nova			
Scotia, JPMorgan Chase Bank and Lloyds TSB Bank)	3,535,000		3,535,000
2.40%, 5/19/2005 (Liquidity Facility: Bank of Nova			
Scotia, JPMorgan Chase Bank and Lloyds TSB Bank)	12,620,000		12,620,000
VRDN:			
Revenue:			
3.04% (Insured; FGIC and Liquidity Facility;			
BNP Paribas)	10,000,000	a	10,000,000
Putters Program 3.04% (Insured; MBIA and			
Liquidity Facility; JPMorgan Chase Bank)	3,000,000	a	3,000,000
Special Obligation Revenue:			
Merlots Program 3.10% (Insured; MBIA and			
Liquidity Facility; Wachovia Bank)	2,395,000	a	2,395,000
Putters Program 3.04% (Insured; MBIA and			
Liquidity Facility; JPMorgan Chase Bank)	3,000,000	a	3,000,000
(Versatile Structure Obligation):			
3.04% (Liquidity Facility; Landesbank Hessen-			
Thueringen Girozentrale)	19,500,000	a	19,500,000
3.06% (Liquidity Facility; Bayerische Landesbank)	2,200,000	a	2,200,000
Rahway Redevelopment Agency, Revenue			
(Public Library Project) 1.95%, 10/29/2005	2,500,000		2,500,000
Red Bank Regional High School District, GO Notes			
3%, 9/30/2005	1,500,000		1,507,360
Salem County Industrial Pollution Control Financing			
Authority, VRDN:			
Industrial Revenue			
(E. I. Dupont de Nemours Project) 2.25%	2,100,000	a	2,100,000
PCR			
Refunding (Atlantic City Electric Company)			
2.98% (Insured; MBIA and Liquidity Facility;			
The Bank of New York)	490,000	a	490,000
Union County Improvement Authority			

Revenue, VRDN (Cedar Glen Housing Corp. Project)			
3.05% (Insured; FNMA and Liquidity Facility; FNMA)	16,110,000	a	16,110,000
University of Medicine and Dentistry of New Jersey			
College and University Revenue, VRDN			
3.99 % (Insured; AMBAC and Liquidity Facility;			
Bank of America)	9,400,000	a	9,400,000
Township of Vernon, GO Notes, BAN			
2.75%, 9/16/2005	2,500,000		2,504,937

Total Investments (cost $357,228,254)	**100.0%**	**357,228,254**
Cash and Receivables, Net	**0.0%**	**75,882**
Net Assets	**100.0%**	**357,304,136**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**LOC**		Letter of Credit
BAN	Bond Anticipation Notes	**LR**		Lease Revenue
CP	Commercial Paper	**MBIA**		Municipal Bond Investors Assurance
COP	Certificate of Participation			Insurance Corporation
EDR	Economic Development Revenue	**MFHR**		Multi- Family Housing Revenue
FNMA	Federal National Mortgage Association	**PCR**		Pollution Control Revenue
FSA	Financial Security Assurance	**SFHR**		Single Family Housing Revenue
FGIC	Financial Guaranty Insurance Company	**TAN**		Tax Anticipation Notes
GO	General Obligation	**VRDN**		Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	**Moody's**	or	**Standard & Poor's**	**Value (%)***
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	80.2
AAA, AA, A b		Aaa, Aa, A b		AAA, AA, A b	5.9
Not Rated c		Not Rated c		Not Rated c	13.9
					100.0

* Based on total investments.

a Securities payable on demand. Variable interest rate-subject to periodic change.

b Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

c Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager
   to be of comparable quality to those rated securities in which the fund may invest.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.